Exhibit 99.1

FOR RELEASE November 18, 2010

Pure Nickel’s Soil Sampling on Rainbow Gold Property Reveals New Geochemical Anomalies

TORONTO: November 18, 2010. Pure Nickel Inc. (TSX: NIC, OTCBB: PNCKF) announced today that it has received encouraging results from a Mobile Metal Ion (MMI) geochemistry soil sampling program carried out in September on its 100% owned Rainbow gold claims over a greenstone belt similar to the Archean Rankin-Ennadai Greenstone Belt in Nunavut west of Hudson Bay.

The test program, best described as an Orientation Survey, was to determine effectiveness of the MMI soil geochemical method for detecting buried gold and nickel occurrences discovered by Falconbridge (now Xstrata) drilling in 2004 for nickel deposits in an area of komatiitic volcanics and iron formation.

HIGHLIGHTS:

  Two new MMI gold anomalies were identified, in addition to anomalous values in soil identifying the location of a 2004 drill hole # RB04-04 intersection of 13.15g/t gold over 2.14m at a vertical depth of 40m.

  90m to the south of the 2004 drill hole # RB04-04, seven samples returned high MMI responses and are interpreted as an increase of gold grade and/or thickness of the intersected zone down dip.

  Three MMI nickel anomalies, one 20m directly above a 2004 drill hole # RB04-02 that returned 0.46% nickel over 10.1m and the other two anomalies are interpreted to validate the 2004 ground electromagnetic survey anomalies as being potentially nickeliferous geological targets.

  The correlation of the MMI anomalies with previously known mineralization validates the potential of the MMI soil survey as an effective exploration tool for detecting buried mineralization at Rainbow, and fulfills the purpose of the sampling program. Results indicate additional MMI sampling should be used prior to any additional drilling in the future.

To test the gold potential, two sets of 33 MMI soil samples along a north-south line 625m in length were collected. The first set was sampled at a depth of 0 to 15 centimetres (cm) below the organic soil layer and a second set of 33 samples from a depth of 15 to 30 cm in each of the sampling holes. Distance between sample sites varied from 2m to over 20m along the line and above the intersection in RB04-04. Glacial overburden thickness in the six diamond holes drilled in the area in 2004 varied from 1.4 to 5.6m, averaged 3.8m and was 3.5m at RB04-04 and 3.2m at RB04-02.

The MMI Response Ratio values for gold appear to have identified the RB04-04 intersection of 13.15 g/t gold at a vertical depth of 40m. In addition, more anomalous gold in samples collected for 90m to the south of the subsurface intersection from RB04-04 appear to indicate the mineralized quartz carbonate alteration zone along the contact between iron formation and a mafic volcanic may extend further.

In the case of nickel, the MMI Response Ratios from 8 sample sites along a 210m test line proved to be anomalous detecting the drill hole intersection RB04-02 of 0.46% nickel over 10.1m at a approximate vertical depth of 20m from surface. In order to determine the anomalous pattern of elements occurring in association with gold and nickel, all samples were subjected by SGS to their MMI-M package whereby 53 elements are reported.

For more information, including section profiles visit: http://www.purenickel.com/s/Other_Projects.asp

About Mobile Metal Ion (MMI) soil geochemistry
Rather than using conventional techniques to completely dissolve soil samples and analyze the resulting solutions for contained elements, MMI geochemistry relies on a method available in Canada exclusively through laboratories of SGS Canada Inc. and elsewhere through other members of the SGS Group (Société Générale de Surveillance) for extracting only ions that are bound loosely to soil particles. Based on MMI survey case histories it has been concluded that ions are continually migrating vertically through rock and overburden above mineral deposits and becoming preferentially bound to particles at a soil depth characteristic of each given area, hence, why it is important to carry out an orientation survey over known buried mineralization when planning an MMI survey. Anomalies are typically focused directly above buried mineralization. Analytical results are not influenced by particles of gold or metal-bearing rock that have been transported to the area of soil sampling by glaciation because the solutions used to release the ions do not dissolve mineral grains themselves. For these reasons, MMI results, if properly interpreted, for most areas provide a reliable and focused reflection of buried mineralization, whether it occurs below overburden, bedrock or the thick laterite that masks mineral deposits where the method was developed in Australia.

About the Rainbow property
The Rainbow 20,000-hectare mineral claim group encompass a 40-km belt of Precambrian oxide and sulphide facies iron formation with associated gold occurrences. The iron formation is intercalated with other metasediments, basalts and komatiitic ultramafic volcanic flows. Rock units within the Rainbow claims generally dip to the south at approximately 30°. The geological setting of the Rainbow property is similar to the Archean Baker Lake Greenstone Belt that currently contains the Meadowbank gold mine, where Agnico Eagle is producing 350,000 oz gold/annum, and at their Meliadine gold project in the Archean Rankin - Ennadai Greenstone Belt, west of the hamlet of Rankin Inlet, Nunavut.. The komatiitic volcanics on the Rainbow property are similar to the stratiform and stratabound nickel-copper-cobalt mineralization as found at Kambalda (Western Australia) and Raglan (Quebec).

During the course of exploration subsequent to discovery of nickel by Inco in the early 1950's, a succession of companies have reported gold occurrences in association with the iron formation. The most recent example being Falconbridge's above cited drill discovery. Also, in 2004, Falconbridge prospectors collected a grab sample from an iron formation outcrop 30km to the northeast of the drill discovery. It assayed 26.5g/t gold and a field duplicate returned 18.25 g/t. In May 2010, Pure Nickel extended the claim group to the northeast to cover this site.

The central portion of the 40-km northeast trending Rainbow claim group is advantageously located 10km northwest of the Cullaton Lake airstrip which serviced a small gold mine operated in the 1980’s. The airstrip is gravel surfaced and has a runway length of 1,372 metres (4,500 ft).

Dallas Davis, P.Eng is the designated Qualified Person for this project and has reviewed this news release.

About Pure Nickel Inc.

Pure Nickel is a mineral exploration company with a diverse collection of mineral exploration projects in North America.

Some of the statements contained herein may be forward-looking statements which involve known and unknown risks and uncertainties. Without limitation, statements regarding potential mineralization and resources, exploration results, expectations, plans, and objectives of Pure Nickel are forward-looking statements that involve various risks. The following are important factors that could cause Pure Nickel’s actual results to differ materially from those expressed or implied by such forward-looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, the uncertainty of future exploration activities and cash flows, and the uncertainty of access to additional capital. There can be no assurance that forward-looking statements will prove to be accurate as actual results and future events may differ materially from those anticipated in such statements. Pure Nickel undertakes no obligation to update such forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on such forward-looking statements.

The TSX Exchange does not accept responsibility for the adequacy or accuracy of this release.

For further information:
The Howard Group Investor Relations
Jeff Walker
T. (888) 221-0915
Email: info@howardgroupinc.com
Website: www.howardgroupinc.com

CHF Investor Relations
Cathy Hume
Chief Executive Officer
T. (416) 868-1079 ext. 231
Email: cathy@chfir.com
Website: www.chfir.com

Pure Nickel Inc.
David McPherson
President and CEO
T. (416) 644-0066
Email: info@purenickel.com
Website: www.purenickel.com